Exhibit B

April 8, 2020

Daseke, Inc.

15445 Dallas Parkway, Suite 550

Addison, Texas 75001

Attn: Board of Directors

Board of Directors,

As you know, Lyons Capital, LLC, together with certain of its affiliates (collectively “we” or “us”), is a long-:term investor in Daseke, Inc. (the “Company”), and is presently the third largest stockholder of the Company. We own 3,250,000 shares of common stock, representing approximately 5% of the common stock outstanding, and have a significant vested stake in the value and success ofthe Company.

We are writing to you to raise serious concerns regarding certain actions of the Company and its Board of Directors (the “Board”), and to propose ways in which the Company and the Board can address these concerns. In response to this letter, we hope you will take prompt and decisive actions to safeguard and grow stockholder value.

Since January 2, 2018, under the leadership of the Board, stockholders of the Company have experienced unprecedented value destruction totaling in excess of $800 Million. On March 26, 2020, the Company’s credit rating was downgraded to B-and the Company was put on credit watch. As a significant and long-term stockholder, we have serious concerns and call upon you to act.

We are encouraged by the Company’s recent public announcement on April 1, 2020, that it will support, subject to stockholder approval at the Company’s 2020 Annual Meeting of Stockholders, the declassification of the Board and the annual election of all members of the Board, effective commencing with the 2021 Annual Meeting of Stockholders. However, we question why the Board waited years to take such a fundamental corporate governance action and believe it is in the best interest of stockholders for the Company to adopt other governance best practices at this time.

Despite what appears to be a promising first step in implementing a better corporate governance structure, the Company continues to significantly underperform in multiple respects, and the Board should take immediate and substantial steps to restore investor confidence and improve Company performance. This should include an evaluation of all available opportunities to improve corporate governance and unlock stockholder value such as the following:

•	The addition of one or more highly-qualified stockholder representatives to the Board;

•	The re-evaluation of the director compensation program - many companies have recently taken similar measures, including Occidental Petroleum, Farmers Brothers and Sabre, to name a few;

•

The adoption of best practices for stockholder and Board engagement (“Shareholder engagement is increasingly being added to the job description of the corporate director. The phenomenon is the natural evolution of the changes to the corporate governance landscape that have occurred during the last two decades. First, there is the expansion of the board’s oversight responsibilities that resulted from the Sarbanes-Oxley and Dodd -Frank legislations. Second, there is the progress made by the shareholder rights movement, with investors’ claim for a more direct involvement in business decision -making.” [Source: Harvard Law School Forum on Corporate Governance]); and

•	The expedited implementation of operational improvement and strategic initiatives.

Boardroom Representation

We believe there has been consistent and prolonged mismanagement of the Company’s operations, capital expenditures and capital allocation process. For example, in April2018, the Board approved the acquisition of Aveda, and in August 2018, the Board approved the acquisition of Builders Transport, resulting in the expenditure of approximately $150 Million in total consideration. Aveda and Builders have experienced significant downturns resulting in asset write-downs and rapidly shrinking EBITDA, less than 15 months from their respective acquisition dates. This and other poor capital allocation decisions contributed to the $300 Million impairment charge taken by the Company in the third quarter of 2019. The apparent lack of legal and financial due diligence conducted on behalf of the Company and the Board resulted in a massive destruction of stockholder value. Further, out of the 16 acquisitions made by the Company, four separate entities had to either be integrated into healthy operating units or shut down due to poor performance. The systematic destruction of stockholder value resulting from multiple acquisition opportunities is not simply bad luck; it reflects poor management decisions and lack of Board oversight.

Further, we are concerned that in August 2019, the Board forced the resignation of select members of the Company’s senior management team and then entered into overly generous Separation Agreements with these persons based on the Company’s poor performance prior to the resignations. In addition, in connection with Don Daseke’s Separation Agreement, the Board required him to vote his shares, representing 28% ofthe shares of common stock of the Company outstanding, in favor of the Board nominated directors (Messrs. Bonner, Shepko and Serianni, at the time). This transaction essentially reflects the Board buying his votes as a way to entrench the incumbents.

In light of the Company’s poor performance and questionable governance decisions, it is imperative for the Board to have stockholder representation with relevant knowledge and experience to ensure that it pursues the best path forward for the Company and holds management accountable to drive strong operational and financial results. The Board oversees the management team operating the business, sets the Company’s overall operational and growth strategy, and drives the monetization of the valuable assets held by the Company. We believe that only through a concerted focus on improved strategic oversight will the Company be able to overcome the challenges it currently faces that threaten long-term value creation and growth. We believe the Board can take an important step towards restoring credibility with investors by agreeing to add one or more highly-qualified stockholder representatives to the Board. We would initially propose the addition of Grant Garbers to the Board. Mr. Garbers has significant transportation knowledge and experience as a result of being a special advisor and board member of

Roadmaster Group, a leader in the transportation of high security freight and a Daseke operating company, for approximately 11 years, and has extensive experience in M&A and capital markets, having spent his professional career in the investment banking field. We further believe the appointment of Mr. Garbers would be supported by a majority ofthe stockholders. Mr. Garbers’ appointment to the Board would demonstrate the Board’s alignment with the interests of stockholders, and would add a fresh perspective, a relevant skillset and meaningful experience to the Board. We would also welcome the opportunity to have a dialogue with the Board about the potential to add other members, including the appropriate skillsets and qualifications that should be identified in any future director nominees.

Director Compensation

Despite the Company’s poor financial performance and declining stock price, the Board continues to receive compensation benefits that are excessive. In the fiscal year 2018, the Board received cash compensation of approximately $485,000 and stock awards valued at approximately $52,000 per Board member. In fiscal year 2020, the pro-forma cash compensation equates to approximately $1,200,000, an increase of$715,000 or 147%, as well as incremental stock compensation representing approximately 1% ofthe outstanding shares of common stock ( 664,000 shares, inclusive of the Bonner employment agreement).

Additionally, in August/September 2019 the Board appointed Brian Bonner the Executive Chairman, with a compensation package that includes, among other things, a $600,000 base annual salary and 500,000 shares of common stock, thereby making a part-time employee the most highly compensated person in the Company. At the same time, Mr. Bonner was provided with a guaranteed employment arrangement, while the other senior executives of the Company do not have employment contracts.

The Board should re-evaluate the compensation paid to the Board members, in particular in light of the continued poor performance of the Company. In this regard, we propose that Messrs. Bonner, Shepko and Charlton voluntarily rescind the egregious stock awards granted to them last year and that all Board members voluntarily reduce their annual cash retainer and forego any incremental cash compensation previously granted for 2020, retroactive to January 1, 2020.

Stock Ownership Guidelines

We think the Board should immediately adopt Stock Ownership Guidelines applicable to all of its directors and officers, which we believe would demonstrate the Board’s commitment to, and restore confidence in, the Company and its stock. The adoption of Stock Ownership Guidelines is a standard governance practice at this point and the Board has been remiss in not adopting them previously.

Other Matters

In addition to the matters and issues set forth above, we would like to engage with the Board to discuss other corporate governance, operational improvement and strategic initiatives.

Conclusion

We continue to believe in the Company’s ability to realize strong financial and operational performance, and to achieve significantly increased value for all stockholders. We would prefer to work collaboratively with the Board to address the critical issues facing the Company, although the systematic destruction of stockholder value over time without any meaningful response from the Board or management necessitates that we keep all of our strategic options on the table.

We look forward to engaging in constructive and cooperative discussions with the Board on how best to unlock stockholder value and lead the Company forward. We look forward to your prompt reply.

Regards,

Lyons Capital, LLC
By:
Name:	Phillip N. Lyons
Title;	Managing Member